FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated May 26, 2009 ("Announcement Regarding Capital Markets Board (“Cmb”) RequesT")

EXHIBIT 99.1

ANNOUNCEMENT REGARDING CAPITAL MARKETS BOARD (“CMB”) REQUEST

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement as per CMB request dated May 21, 2009 in regards to the Information and Communication Technologies Authority (“ICTA”)’s reduction in the termination rates of our Company and decision on retail pricing.

Above requests of ICTA were already made public such that the new termination rates issued by ICTA to be effective May 1, 2009 is announced on April 14 2009. On the other hand, the potential impact of ICTA’s decision in regards to the retail pricing on our financials is publicly made avaible on May 13, 2009 via our 1Q 2009 financial result announcement and on our website at www.turkcell.com.tr.

We believe that some of ICTA’s decisions constitute interference with our retail pricing and may be in conflict with our license agreement and fair competition laws. Therefore, we are evaluating legal actions to protect our rights.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Meltem Sahin
Investor & Int. Media Relations	Customer Experience & Insights
Division Head	Division Head
26.05.2009, 09:45	26.05.2009, 09:45

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 26, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 26, 2009	By:	/s/ Meltem Sahin
Name: Meltem Sahin Title: Customer Experience & Insights - Division Head